EXHIBIT 99.37

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1.	Name and Address of Issuer

CORVUS GOLD INC. (the “Issuer”)
Suite 2300 – 1177 West Hastings Street
Vancouver, B.C. V6E 2K3

Item 2.	Date of Material Change

April 3, 2014

Item 3.	News Release

The date of the material change report issued pursuant to section 7.1 of National Instrument 51-102 with respect to the material change report disclosed in this report is April 3, 2014.  The material change report was issued in Vancouver, British Columbia through the facilities of the Toronto Stock Exchange via Canada News Wire.

Item 4.	Summary of Material Change

The Issuer extends the Main Josh Vein of the Yellowjacket Deposit at the North Bullfrog Project, Nevada.

Item 5.	Full Description of Material Change

The Issuer reports new results from the 2014 Phase One drill campaign at the North Bullfrog Project in Nevada.  Assay results include the full intercept of the previously reported hole NB-14-378 as well as two recently drilled holes (Table 1).  Hole NB-14-377, in the Yellowjacket deposit, intersected the Josh Vein 150 metres down dip from the surface a returning 17 metres @ 2 g/t gold and 8 g/t silver establishing the down dip continuity (Figure 1).  In addition, hole NB-14-379 tested the top of the new West Vein zone 20 meters below the surface, and returned typical high level mineralization with a 1.1 metre wide vein @ 2.4 g/t gold and 7.8 g/t silver within a broader zone of low-grade mineralization.

Full assay results have now been received from hole NB-14-378 (initially reported in NR-14-08, March 3, 2014) which intersects the West Vein about 65 metres down dip from hole NB-14-379.  The hole returned a vein intersection of 9.2 metres @ 18 g/t gold and 260 g/t silver, thereby establishing the elevation control on the top of the high grade veins in the greater Yellowjacket - West Vein area (Figure 2).  This same elevation control may be reflected in hole NB-14-380 (initially reported in NR-14-09, March 13, 2014) with an upper zone, at 50 metres down-hole depth, of 3.6 metres of 4.19 g/t gold and 150 g/t silver and a lower zone, about 40 metres down-hole deeper, of 4.8 metres @ 13.8 g/t gold and 243 g/t silver.  The assays from the remainder of this hole, which include the areas between and surrounding the veins, are pending.  As the Phase One program continues, drilling is intended to outline the expansion potential of the new West Vein discovery and conduct initial testing of the northern and southern extension potential, as well as test the depth extent, of the Yellowjacket deposit.

An additional five holes have now been completed in the West Vein target area and visible gold and silver (acanthite) associated with quartz veining has been observed in a number of intervals.

The most productive zone for thick quartz vein development in the West Vein target currently appears to start below 40 metres down-hole in depth and has only been tested to 100 metres down-hole depth at this time (Figure 2).  Continuity of this new vein system has now been established for over 100 metres in strike length and remains open (Figure 1).  The Issuer believes that the West Vein will ultimately intersect the Main Josh Vein towards the North and South at different depths.

Table 1: Significant Intercepts* from 2014 Drilling at Yellowjacket
(Reported drill intercepts are not true widths.  At this time, there is insufficient data with respect to the shape of the mineralization to calculate its true orientation in space.)

HoleID and Orientation	From (m)	To (m)	Interval (m)	Gold (g/t)	Silver (g/t)	Comments
	98.0	116.4	18.4	0.14	0.93	Disseminated
NB-14-377	116.4	122.5	6.1	0.81	1.86	HW Peripheral
	122.5	130.0	7.5	3.16	7.99	HW Stockwork
	130.0	133.7	3.7	1.80	19.2	Josh Vein
			17.3	2.04	8.23	Vein + HW Stockwork
Az. 90	133.7	143.9	10.1	0.41	5.20	FW Stockwork
Incl. -80	143.9	152.4	8.5	0.32	5.50	FW Peripheral
	73.2	74.2	1.0	1.23	9.60	Isolated Vein
	82.2	83.4	1.2	0.57	11.0	WV HW Stockwork
NB-14-378	83.4	92.6	9.2	18.0	260	West Vein
	92.6	97.9	5.3	0.15	2.74	WV FW Stockwork
	97.9	105.6	7.7	0.31	1.92	WV FW Peripheral
	107.1	124.7	17.5	0.23	0.89	JV HW Peripheral
Az. 90	124.7	126.6	2.0	1.02	1.77	Josh Vein Fault
Incl. -80	126.6	132.3	5.7	0.32	0.82	JV FW Stockwork
	132.3	139.1	6.7	0.13	0.45	JV FW Peripheral
	25.2	29.3	4.1	0.16	0.94	WV HW Peripheral
NB-14-379	29.3	32.3	3.1	0.34	2.32	WV HW Stockwork
	32.3	33.5	1.1	2.35	7.77	West Vein
	33.5	38.0	4.6	0.21	5.71	WV FW Stockwork
Az. 90	80.9	81.1	0.2	0.05	57.5	Isolated Vein
Incl. -45	126.6	129.1	2.5	0.53	1.09	Isolated Vein
NB-14-380	51.4	54.0	3.6	4.19	150	Upper Vein
Az. 90 Incl. -70	85.3	90.0	4.8	13.8	243	West Vein
*The veining and stockwork veining have been defined by geological observation of the percentage of veining in the interval, e.g. >5% quartz vein is peripheral stockwork and >15% quartz veining is stockwork. No cut-off grade has been applied.

Yellowjacket Vein Zone Exploration

The Yellowjacket Vein Zone at North Bullfrog is currently defined by the Josh Vein on the west and the Liberator Fault on the east (Figure 1).  The interaction of these two faults has created a large broken zone which contains major veins, such as the Josh Vein, and broad zones of stockwork mineralization.  The West Vein strand delineated by 2014 drilling represents a new hangingwall splay off the main Josh Vein Fault and also carries substantial high-grade gold and silver mineralization with similar resource potential as it extends to the south.

Drilling now indicates that large northeast faults such as the NE30 and NE50 faults (Figure 1) do not cut off the Josh Vein Fault system but enhance it as a host for high-grade gold and silver veins.  This new information indicates that there is significant potential for mineralization along the northeast structures themselves as they go across the main low-grade deposit to the west.  In addition the wedge-shaped zone between the Josh Vein and the Liberator Fault has proven to have many more mineralized structures than previously thought, thereby enhancing the overall potential for additional high-grade mineralization (Figure 2).

The 5,000 metre Phase One drilling program at North Bullfrog will continue to focus on delineating the limits of the Yellowjacket system.  In the planned 15,000 metre Phase Two program, additional core rigs will be added to conduct resource definition drilling and continue with the District-wide exploration for other high-grade vein systems.

NB-13-223
0
100
200
metres
NW10 Fault
Gold Note Fault
Liberator Fault
NE30 Fault
Josh Vein
NB-13-377
NB-13-379
NB-13-378
NE40 Fault
A
B
NB-13-380
West Vein
NE50 Fault
NB-12-138
002 Fault

Figure 1: Location of 2014 drillholes at Yellowjacket.  Assays from the holes indicated in fuscia are reported in this release.  Green traces are from holes with pending assays.  The location of the section in Figure 2 is indicated.

Figure 2: Geological Cross Section through the Yellowjacket Zone and hole NB-13-380 reported here.

About the North Bullfrog Project, Nevada

The Issuer controls 100% of its North Bullfrog Project, which covers approximately 68 km² in southern Nevada just north of the historic Bullfrog gold mine formerly operated by Barrick Gold Corp.  The property package is made up of a number of private mineral leases of patented federal mining claims and 758 federal unpatented mining claims.  The project has excellent infrastructure, being adjacent to a major highway and power corridor as well as a large water right.

Based upon a USD 1300 gold price and a silver to gold price ratio of 59:1, the North Bullfrog project currently has estimated mineral resources defined in six deposits: the structurally controlled Yellowjacket milling deposit and the oxidized disseminated heap leach Sierra Blanca, Jolly Jane, Air Track West, Connection and Mayflower deposits.  The Yellowjacket vein-style deposit has an Indicated Mineral Resource of 3.69 Mt at an average grade of 1.03 g/t gold and 5.52 g/t silver for 122,000 contained ounces of gold and 654,000 ounces of silver and an Inferred Mineral Resource of 18.40 Mt with an average grade of 0.94 g/t gold and 6.16 g/t silver for 555,000 contained ounces of gold and 3.64M ounces of silver, both at a 0.29 g/t gold cutoff.

The five oxidized disseminated heap leach deposits contain an Indicated Mineral Resource of 25.72 Mt at an average grade of 0.29 g/t gold for 240,000 contained ounces of gold and an Inferred Mineral Resource of 185.99 Mt at 0.19 g/t gold for 1,136,000 contained ounces of gold (both at a 0.13 g/t gold cut-off), with appreciable silver credits.

For full details with respect to the assumptions underlying the current resource estimate detailed herein, investors are urged to review the Issuer’s latest NI 43-101 technical report entitled “Technical Report - The North Bullfrog Project, Bullfrog Mining District, Nye County, Nevada” dated April 1, 2014 and available on SEDAR or at the Issuer’s website www.corvusgold.com.

Qualified Person and Quality Control/Quality Assurance

Jeffrey A. Pontius (CPG 11044), a qualified person as defined by National Instrument 43-101, has supervised the preparation of the scientific and technical information that forms the basis for this material change report and has approved the disclosure herein.  Mr. Pontius is not independent of the Issuer, as he is the CEO and holds common shares and incentive stock options.

Carl E. Brechtel, (Nevada PE 008744 and Registered Member 353000 of SME), a qualified person as defined by National Instrument 43-101, has supervised execution of the work outlined in this material change report and has approved the disclosure herein.  Mr. Brechtel is not independent of the Issuer, as he is the COO and holds common shares and incentive stock options.

The work program at North Bullfrog was designed and supervised by Russell Myers (CPG 11433), President of the Issuer, and Mark Reischman, the Issuer’s Nevada Exploration Manager, who are responsible for all aspects of the work, including the quality control/quality assurance program.  On-site personnel at the project log and track all samples prior to sealing and shipping.  Quality control is monitored by the insertion of blind certified standard reference materials and blanks into each sample shipment.  All resource sample shipments are sealed and shipped to ALS Minerals in Reno, Nevada, for preparation and then on to ALS Minerals in Reno, Nevada, or Vancouver, B.C., for assaying.  ALS Minerals’s quality system complies with the requirements for the International Standards ISO 9001:2000 and ISO 17025:1999.  Analytical accuracy and precision are monitored by the analysis of reagent blanks, reference material and replicate samples.  Finally, representative blind duplicate samples are forwarded to ALS Chemex and an ISO compliant third party laboratory for additional quality control.

Cautionary Note Regarding Forward-Looking Statements

This material change report contains forward-looking statements and forward-looking information (collectively, “forward-looking statements”) within the meaning of applicable Canadian and US securities legislation.  All statements, other than statements of historical fact, included herein including, without limitation, statements regarding the anticipated content, commencement and cost of exploration programs, anticipated exploration program results, the discovery and delineation of mineral deposits/resources/reserves, the potential to develop multiple Yellowjacket style high-grade zones, the Issuer’s belief that the the West Vein will ultimately intersect the Main Josh Vein towards the North and South at different depths, the Issuer’s belief for there to be significant potential for mineralization along the northeast structures themselves as they go across the main low-grade deposit to the west; the potential to discover additional high grade veins or additional deposits, the potential to expand the existing estimated resource at the North Bullfrog project, the potential for any mining or production at North Bullfrog, the potential for the Issuer to secure or receive any royalties in the future, business and financing plans and business trends, are forward-looking statements.  Information concerning mineral resource estimates may be deemed to be forward-looking statements in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.  Although the Issuer believes that such statements are reasonable, it can give no assurance that such expectations will prove to be correct.  Forward-looking statements are typically identified by words such as: believe, expect, anticipate, intend, estimate, postulate and similar expressions, or are those, which, by their nature, refer to future events.  The Issuer cautions investors that any forward-looking statements by the Issuer are not guarantees of future results or performance, and that actual results may differ materially from those in forward looking statements as a result of various factors, including, but not limited to, variations in the nature, quality and quantity of any mineral deposits that may be located, variations in the market price of any mineral products the Issuer may produce or plan to produce, the Issuer's inability to obtain any necessary permits, consents or authorizations required for its activities, the Issuer's inability to produce minerals from its properties successfully or profitably, to continue its projected growth, to raise the necessary capital or to be fully able to implement its business strategies, and other risks and uncertainties disclosed in the Issuer’s 2013 Annual Information Form and latest interim Management Discussion and Analysis filed with certain securities commissions in Canada.  All of the Issuer’s Canadian public disclosure filings may be accessed via www.sedar.com and readers are urged to review these materials, including the technical reports filed with respect to the Issuer’s mineral properties.

Cautionary Note Regarding References to Resources and Reserves

National Instrument 43 101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) is a rule developed by the Canadian Securities Administrators which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.  Unless otherwise indicated, all resource estimates contained in or incorporated by reference in this material change report have been prepared in accordance with NI 43-101 and the guidelines set out in the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Standards on Mineral Resource and Mineral Reserves, adopted by the CIM Council on November 14, 2004 (the “CIM Standards”) as they may be amended from time to time by the CIM.

United States shareholders are cautioned that the requirements and terminology of NI 43-101 and the CIM Standards differ significantly from the requirements and terminology of the SEC set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”).  Accordingly, the Issuer’s disclosures regarding mineralization may not be comparable to similar information disclosed by companies subject to SEC Industry Guide 7.  Without limiting the foregoing, while the terms “mineral resources”, “inferred mineral resources”, “indicated mineral resources” and “measured mineral resources” are recognized and required by NI 43-101 and the CIM Standards, they are not recognized by the SEC and are not permitted to be used in documents filed with the SEC by companies subject to SEC Industry Guide 7.  Mineral resources which are not mineral reserves do not have demonstrated economic viability, and US investors are cautioned not to assume that all or any part of a mineral resource will ever be converted into reserves.  Further, inferred resources have a great amount of uncertainty as to their existence and as to whether they can be mined legally or economically.  It cannot be assumed that all or any part of the inferred resources will ever be upgraded to a higher resource category.  Under Canadian rules, estimates of inferred mineral resources may not form the basis of a feasibility study or prefeasibility study, except in rare cases.  The SEC normally only permits issuers to report mineralization that does not constitute SEC Industry Guide 7 compliant “reserves” as in-place tonnage and grade without reference to unit amounts.  The term “contained ounces” is not permitted under the rules of SEC Industry Guide 7.  In addition, the NI 43-101 and CIM Standards definition of a “reserve” differs from the definition in SEC Industry Guide 7.  In SEC Industry Guide 7, a mineral reserve is defined as a part of a mineral deposit which could be economically and legally extracted or produced at the time the mineral reserve determination is made, and a “final” or “bankable” feasibility study is required to report reserves, the three-year historical price is used in any reserve or cash flow analysis of designated reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority.

Caution Regarding Adjacent or Similar Mineral Properties

This material change report contains information with respect to adjacent or similar mineral properties in respect of which the Issuer has no interest or rights to explore or mine.  The Issuer advises US investors that the mining guidelines of the US Securities and Exchange Commission (the “SEC”) set forth in the SEC’s Industry Guide 7 (“SEC Industry Guide 7”) strictly prohibit information of this type in documents filed with the SEC.  Readers are cautioned that the Issuer has no interest in or right to acquire any interest in any such properties, and that mineral deposits on adjacent or similar properties, and any production therefrom or economics with respect thereto, are not indicative of mineral deposits on the Issuer’s properties or the potential production from, or cost or economics of, any future mining of any of the Issuer’s mineral properties.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8.	Senior Officer

The following senior officer of the Issuer is knowledgeable about the material change disclosed in this report.

Jeffrey A. Pontius, Chairman & CEO
Business Telephone No.: (303) 470-8700

Item 9.	Date of Report

April 7, 2014